SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E  13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                ENTERACTIVE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293636106
                                -----------------
                                 (CUSIP Number)
                                    Copy to:
Seneca Ventures                          Stephen A. Cohen, Esq.
68 Wheatley Road                         Morrison Cohen Singer & Weinstein, LLP
Brookville, New York  11545              750 Lexington Avenue
Telephone (516) 626-3070                 New York, New York 10022
                                         Telephone (212) 735-8600
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JUNE 17, 1997
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following page(s))


                                   - 1 of 40 -

CUSIP
No.   293636106                        13D
===============================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                           Barry Rubenstein
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)                        OO
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
        Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           332,500 shares                                  2.1%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           9,688,789 shares                               52.0%
           --------------------------------------------------------------------
                 9       Sole Dispositive Power
                           332,500 shares                                  4.2%
           --------------------------------------------------------------------
                10       Shared Dispositive Power
                           4,485,829 shares                               41.0%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                           4,818,329 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   44.0%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
===============================================================================




                                   - 2 of 40 -

CUSIP
No.   293636106                      13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                  Woodland Venture Fund
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
3   SEC Use Only
-------------------------------------------------------------------------------
4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              New York
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           584,684 shares                                 3.8%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           1,128,779 shares                               7.2%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           310,844 shares                                 4.0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           763,659 shares                                 9.4%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                   1,074,503 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       PN
===============================================================================


                                   - 3 of 40 -

CUSIP
No.   293636106                          13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                           Seneca Ventures
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              New York
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           390,482 shares                                  2.5%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           1,322,981 shares                                8.4%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           207,922 shares                                  2.7%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           866,581 shares                                 10.7%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                     1,074,503 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   //
     (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   13.0%
-------------------------------------------------------------------------------
14   Type of Reporting Person(See Instructions)
                                       PN
================================================================================


                                   - 4 of 40 -

CUSIP
No.   293636106                        13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                 Woodland Services Corp.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              New York
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                         Number of 0 shares                                  0%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           1,713,463 shares                               10.8%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,074,503 shares                               13.0%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,074,503 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                  13.0 %
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       CO
===============================================================================


                                   - 5 of 40 -

CUSIP
No.   293636106                        13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                            21st Century Communications Partners, L.P.
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              Delaware
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           2,793,186 shares                               17.2%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           1,325,336 shares                                8.4%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           1,245,990 shares                               14.6%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           590,532 shares                                  7.3%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                       1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       PN
===============================================================================



                                   - 6 of 40 -

CUSIP No. 293636106                     13D
===============================================================================
1    Name of  Reporting  Person
     S.S. or I.R.S.  Identification  No. of Above Person
                             21st Century Communications T-E Partners, L.P.
-------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
3    SEC Use Only
-------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
-------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required               //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              Delaware
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           954,322 shares                                  6.1%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           3,164,200 shares                               19.4%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           427,636 shares 5.4%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,408,886 shares                               16.3%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                       1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person(See Instructions)

                                       PN
===============================================================================




                                   - 7 of 40 -

CUSIP No. 293636106                     13D
===============================================================================
1    Name of  Reporting  Person
     S.S. or I.R.S.  Identification  No. of Above Person
                           21st Century Communications Foreign Partners, L.P.
-------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
3    SEC Use Only
-------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
-------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required               //
     Pursuant to Items (d) or 2(e)
-------------------------------------------------------------------------------
6    Citizenship or Place of Organization                              Delaware
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           371,014 shares                                  2.4%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           3,747,508 shares                               22.7%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           162,896 shares                                  2.1%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,673,626 shares                               19.0%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in                            20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person(See Instructions)

                                       PN
===============================================================================




                                   - 8 of 40 -

CUSIP
No.   293636106                      13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                                   Michael J. Marocco
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           4,118,522 shares                               24.8%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,836,522 shares                               20.6%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                       1,836,522 shares
-------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   //
     (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
===============================================================================



                                   - 9 of 40 -

CUSIP
No.   293636106                         13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                       Barry Lewis
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
        Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           4,118,522 shares                               24.8%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,836,522 shares                               20.6%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                        1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
===============================================================================



                                  - 10 of 40 -

CUSIP
No.   293636106                        13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                    John Kornreich
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           4,118,522 shares                               24.8%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,836,522 shares                               20.6%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                        1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person(See Instructions)

                                       IN
===============================================================================




                                  - 11 of 40 -

CUSIP
No.   293636106                                         13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                      Harvey Sandler
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           4,118,522 shares                               24.8%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,836,522 shares                               20.6%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person(See Instructions)

                                       IN
===============================================================================


                                  - 12 of 40 -

CUSIP
No.   293636106                         13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                        Andrew Sandler
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           4,118,522 shares                               24.8%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           0 shares                                          0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           1,836,522 shares                               20.6%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,836,522 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   20.6%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
===============================================================================


                                  - 13 of 40 -

CUSIP
No.   293636106                        13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                     Barry Fingerhut
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           20,000 shares                                   0.3%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           7,907,826 shares                               44.3%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           20,000 shares                                   0.1%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           3,343,826 shares                               32.8%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                     3,363,826 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   33.0%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
================================================================================



                                  - 14 of 40 -

CUSIP
No.   293636106                        13D
===============================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                            Irwin Lieber
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
-------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
-------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                //
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States
-------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                 7       Sole Voting Power
                           42,000 shares                                   0.5%
            -------------------------------------------------------------------
                 8       Shared Voting Power
                           7,907,826 shares                               44.3%
            -------------------------------------------------------------------
                 9       Sole Dispositive Power
                           42,000 shares                                   0.3%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                           3,343,826 shares                               32.8%
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                                     3,385,826 shares
-------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
-------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                   33.1%
-------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
================================================================================


                                  - 15 of 40 -

CUSIP
No.   293636106                                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 Woodland Partners
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required o Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               New York
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                7        Sole Voting Power
                           282,560 shares                                   1.8%
            --------------------------------------------------------------------
                8        Shared Voting Power
                           1,430,903 shares                                 9.1%
            -------------------------------------------------------------------
                9        Sole Dispositive Power
                           100,000 shares                                   1.3%
            -------------------------------------------------------------------
               10        Shared Dispositive Power
                           974,503 shares                                  12.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                          1,074,503 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    13.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       PN
================================================================================


                                  - 16 of 40 -

CUSIP
No.   981363104                                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                          Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a) //
                                                                          (b) //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5   Check Box if  Disclosure  of Legal  Proceedings  is  Required            //
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               New York
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                7     Sole Voting Power
                        3,789,304 shares                                   22.8%
            --------------------------------------------------------------------
                8     Shared Voting Power
                        0 shares                                              0%
            --------------------------------------------------------------------
                9     Sole Dispositive Power
                        1,507,304 shares                                   16.9%
            --------------------------------------------------------------------
               10     Shared Dispositive Power
                        0 shares                                              0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                        1,507,304 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    16.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       PN
================================================================================

                                  - 17 of 40 -

CUSIP
No.   981363104                                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Applewood Capital Corp.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a) //
                                                                          (b) //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                               New York
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            --------------------------------------------------------------------
                7        Sole Voting Power
                             0 shares                                         0%
            --------------------------------------------------------------------
                8        Shared Voting Power
                             3,789,304 shares                              22.8%
            --------------------------------------------------------------------
                9        Sole Dispositive Power
                             0 shares                                         0%
            --------------------------------------------------------------------
               10        Shared Dispositive Power
                             1,507,304 shares                              16.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
       1,507,304 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    16.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       CO
================================================================================


                                  - 18 of 40 -

CUSIP
No.   981363104                                         13D
================================================================================
 1   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
                           Seth Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a) //
                                                                          (b) //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                7        Sole Voting Power
                             0 shares                                         0%
            -------------------------------------------------------------------
                8        Shared Voting Power
                             3,789,304 shares                              22.8%
            -------------------------------------------------------------------
                9        Sole Dispositive Power
                             0 shares                                         0%
            -------------------------------------------------------------------
                10       Shared Dispositive Power
                             1,507,304 shares                              16.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     1,507,304 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    16.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
================================================================================


                                  - 19 of 40 -

CUSIP
No.   981363104                                         13D
================================================================================

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                       Jonathan Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)   //
                                                                        (b)   //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                7       Sole Voting Power
                             0   shares                                       0%
            -------------------------------------------------------------------
                8       Shared Voting Power
                             3,789,304 shares                              22.8%
            -------------------------------------------------------------------
                9       Sole Dispositive Power
                             0   shares                                       0%
            -------------------------------------------------------------------
               10       Shared Dispositive Power
                             1,507,304 shares                              16.9%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,507,304 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    16.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
================================================================================


                                  - 20 of 40 -

CUSIP
No.   293636106                                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Marilyn Rubenstein
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required //
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                7      Sole Voting Power
                             0 shares                                         0%
             -------------------------------------------------------------------
                8      Shared Voting Power
                             1,713,463 shares                              10.8%
              ------------------------------------------------------------------
                9      Sole Dispositive Power
                             0 shares                                         0%
              ------------------------------------------------------------------
               10      Shared Dispositive Power
                             1,074,503 shares                              13.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
`                            1,074,503 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11) 13.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                       IN
================================================================================

                                  - 21 of 40 -

CUSIP
No.   293636106                                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a) //
                                                                          (b) //
--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                 //
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------
                7       Sole Voting Power
                           123,237 shares                                   0.8%
             -------------------------------------------------------------------
                8      Shared Voting Power
                           1,590,226 shares                                10.0%
             -------------------------------------------------------------------
                9      Sole Dispositive Power
                           123,237 shares                                   1.6%
             -------------------------------------------------------------------
               10      Shared Dispositive Power
                           951,266 shares                                  11.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                           1,074,503 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    13.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                            OO
================================================================================

                                  - 22 of 40 -

CUSIP
No.   293636106                                         13D
================================================================================
 1 Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Brian Rubenstein
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) //
                                                                         (b) //
-------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required o Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
       Number of Shares Beneficially Owned By Each Reporting Person With
            -------------------------------------------------------------------

                7       Sole Voting Power
                             0 shares                                         0%
             -------------------------------------------------------------------
                8       Shared Voting Power
                             123,237 shares                                 0.8%
             -------------------------------------------------------------------
                9       Sole Dispositive Power
                             0 shares                                         0%
             -------------------------------------------------------------------
               10       Shared Dispositive Power
                             123,237 shares                                 1.6%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                             123,237 shares
--------------------------------------------------------------------------------
12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares // (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                     1.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                                       IN
================================================================================


                                  - 23 of 40 -

     This  statement,  dated June 17, 1997,  constitutes  Amendment No. 4 to the
Schedule 13D, dated September 11, 1995, regarding the reporting persons ownership of certain securities of Enteractive, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1. SECURITY AND ISSUER

     (f) Option ("Revwood Option") to purchase 400,000 shares of Common Stock, expiring on November 4,1999, entitling the holder thereof to purchase the shares of Common Stock at $2.375 per share, exercisable on August 15, 1997, issued to Revwood General Partners ("Revwood").


ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     On November 12, 1996, the Board of Directors of the Issuer granted the Revwood Option to Revwood in consideration of certain consulting services provided by Revwood to the Issuer.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 7,679,441 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated April 11, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 17, 1997:


                                  - 24 of 40 -


                                       Shares of                                           Percentage of Shares
                                      Common Stock                                            of Common Stock
            Name                  Beneficially Owned1        Percent Of Voting Control      Beneficially Owned
            ----                  -------------------        -------------------------      ------------------

Barry Rubenstein                   4,818,329 2, 3, 4, 5              53.3%                         44.0%
Woodland Venture Fund              1,074,503 2                       10.8%                         13.0%
Seneca Ventures                    1,074,503 2                       10.8%                         13.0%
Woodland Services Corp.            1,074,503 2                       10.8%                         13.0%
21st Century                       1,836,522 2, 6                    24.8%                         20.6%
Communications
   Partners, L.P.
21st Century                       1,836,522 2, 7                    24.8%                         20.6%
   Communications T-E
   Partners, L.P.


--------

1 Includes shares of Common Stock issuable upon the exercise of the Warrants, the 1996 Warrants and the Revwood Option.

2 The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

3 Includes 400,000 shares of Common Stock issuable upon the exercise of the Revwood Warrant.

4 Includes 257,304 shares of Common Stock and 1,250,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by Applewood.

5 Includes 586,522 shares of Common Stock and 1,250,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned in the aggregate by 21st Century, T-E and Foreign.

6 Includes 398,490 shares of Common Stock and 847,500 shares of Common Stock issuable upon the exercise of the 1996 Warrants. 21st Century disclaims beneficial ownership of 139,136 shares of Common Stock and 288,500 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by T-E and 48,896 shares of Common Stock and 114,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by Foreign.

7 Includes 139,986 shares of Common Stock and 288,500 shares of Common Stock issuable upon the exercise of the 1996 Warrants. T-E disclaims beneficial ownership of 398,490 shares of Common Stock and 847,500 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by 21st Century and 48,896 hares of Common Stock and 114,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by Foreign.


                                  - 25 of 40 -


                                       Shares of                                           Percentage of Shares
                                      Common Stock                                            of Common Stock
             Name                 Beneficially Owned1        Percent Of Voting Control      Beneficially Owned
             ----                 -------------------        -------------------------      ------------------
21st Century                          1,836,522 2, 8                    24.8%                      20.6%
    Communications
    Foreign Partners, L.P.
Michael Marocco                       1,836,522 2, 5                    24.8%                      20.6%
Barry Lewis                           1,836,522 2, 5                    24.8%                      20.6%
John Kornreich                        1,836,522 2, 5                    24.8%                      20.6%
Harvey Sandler                        1,836,522 2, 5                    24.8%                      20.6%
Andrew Sandler                        1,836,522 2, 5                    24.8%                      20.6%
Barry Fingerhut                       3,363,826 2, 4, 5                 44.4%                      33.0%
Irwin Lieber                          3,385,826 2, 4, 5                 44.5%                      33.1%
Woodland Partners                     1,074,503 2                       10.8%                      13.0%
Applewood Associates,                 1,507,304                         22.8%                      16.9%
 L.P.
Applewood Capital Corp.               1,507,304 2, 4                    22.8%                      16.9%
Seth Lieber                           1,507,304 2, 4                    22.8%                      16.9%
Jonathan Lieber                       1,507,304 2, 4                    22.8%                      16.9%
Marilyn Rubenstein                    1,074,503 2                       10.8%                      13.0%
The Marilyn and Barry                 1,074,503 2                       10.8%                      13.0%
    Rubenstein Family
    Foundation
Brian Rubenstein                        123,237 2                        0.8%                       1.6%


     (b) Barry Rubenstein has sole power to vote and dispose of 332,500 shares of Common Stock (including 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 10,000 shares issuable upon the exercise of the

--------

8 Includes 48,896 shares of Common Stock and 114,000 shares of Common Stock issuable upon the exercise of the 1996 Warrants. Foreign disclaims beneficial ownership of 398,490 shares of Common Stock and 847,500 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by 21st Century and 139,986 shares of Common Stock and 288,500 shares of Common Stock issuable upon the exercise of the 1996 Warrants owned by T-E.


                                  - 26 of 40 -

Warrants), representing approximately 2.1% and 4.2%, respectively, of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia, a Trustee of the Foundation and a general partner of Applewood, Seneca, the Fund, Woodland Partners and Revwood, Barry Rubenstein may be deemed to have shared power to vote 9,688,789 (including 5,202,960 voting rights from the Preferred Stock, 2,850,000 shares issuable upon the exercise of the 1996 Warrants, 20,000 shares issuable upon the exercise of the Warrants, and 400,000 shares issuable upon the exercise of the Revwood Warrant), and may be deemed to have shared power to dispose of 4,485,829 shares of Common stock (including 2,850,000 shares issuable upon the exercise of the 1996 Warrants, 20,000 shares issuable upon the exercise of the Warrants, and 400,000 shares issuable upon the exercise of the Revwood Warrant), representing approximately 41.0% of the outstanding Common Stock.

     The Fund has sole power to vote 584,684 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock (including 273,840 voting rights from the Preferred Stock and 150,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to vote 1,128,779 shares of Common Stock (including 365,120 voting rights from the Preferred Stock, 200,000 shares issuable upon the exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 7.2% of the outstanding Common Stock. The Fund has the sole power to dispose of 310,844 shares of Common Stock (including 150,000 shares issuable upon the exercise of the 1996 Warrants , 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 4.0% of the outstanding Common Stock and shared power to dispose of 763,659 shares of Common Stock (including 200,000 shares issuable upon the exercise of the 1996 Warrants , 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 9.4% of the outstanding Common Stock.

     Seneca has sole power to vote 390,482 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock (including 182,560 voting rights from the Preferred Stock and 100,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to vote 1,322,981 shares of Common Stock (including 456,400 voting rights from the Preferred Stock, 250,000 shares issuable upon the exercise of the 1996 Warrants , 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 8.4% of the outstanding Common Stock. Seneca has the sole power to dispose of 207,922 shares of Common Stock (including 100,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 2.7% of the outstanding Common Stock and shared power to dispose of 866,581 shares of Common Stock (including 250,000 shares issuable upon the exercise of the 1996 Warrants, 125,000 shares issuable


                                  - 27 of 40 -
upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 10.7% of the outstanding Common Stock.

     Woodland Services Corp. has shared power to vote 1,713,463 shares of Common Stock (including 638,960 voting rights from the Preferred Stock and 350,000 shares issuable upon the exercise of the 1996 Warrants , 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 10.8% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 1,074,503 shares of Common Stock (including 350,000 shares issuable upon the exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 13% of the outstanding Common Stock.

     21st Century has sole power to vote 2,793,186 shares of Common Stock (including 1,547,196 voting rights from the Preferred Stock and 847,500 shares issuable upon exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants) representing approximately 17.2% of the outstanding Common Stock. 21st Century has sole power to dispose of 1,245,990 shares of Common Stock (including 847,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 14.6% of the outstanding shares of Common Stock. 21st Century may be deemed to have shared power to vote 1,325,336 shares of Common Stock (including 734,804 voting rights from the Preferred Stock, and 402,500 shares issuable upon exercise of the 1996 Warrants) and may be deemed to have shared power to dispose of 590,532 shares of Common Stock (including 402,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 7.3% of the outstanding Common Stock.

     T-E has sole power to vote 954,322 shares of Common Stock (including 526,686 voting rights from the Preferred Stock and 288,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 6.1% of the outstanding Common Stock and may be deemed to have shared power to vote 3,164,200 shares of Common Stock (including 1,755,314 voting rights from the Preferred Stock, and 961,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 19.4% of the outstanding Common Stock. T-E has sole power to dispose of 427,636 shares of Common Stock (including 288,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 5.4% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,408,886 shares of Common Stock (including 961,500 shares issuable upon exercise of the 1996 Warrants), representing approximately 16.3% of the outstanding Common Stock.

     Foreign has sole power to vote 371,014 shares of Common Stock (including 208,118 voting rights from the Preferred Stock and 114,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 2.4% of the outstanding Common Stock. Foreign may be deemed to


                                  - 28 of 40 -
have shared power to vote 3,747,508 shares of Common Stock (including 2,073,882 voting rights from the Preferred Stock and 1,136,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 22.7% of the outstanding Common stock. Foreign has sole power to dispose of 162,896 shares of Common Stock (including 114,000 shares of Common Stock issuable upon exercise of the 1996 Warrants) representing approximately 2.1% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,673,626 shares of Common Stock (including 1,136,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 19.0% of the outstanding Common Stock.

     By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote 4,118,522 shares of Common Stock, representing approximately 24.8% of the outstanding Common Stock (including 2,282,000 voting rights from the Preferred Stock and 1,250,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,836,522 shares of Common Stock (including 1,250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 20.6% of the outstanding Common Stock.

     By virtue of being the majority shareholder and director of EMEBE, Barry Lewis may be deemed to have shared power to vote 4,118,522 shares of Common Stock, representing approximately 24.8% of the outstanding Common Stock (including 2,282,000 voting rights from the Preferred Stock and 1,250,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,836,522 shares of Common Stock (including 1,250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 20.6% of the outstanding Common Stock.

     By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote 4,118,522 shares of Common Stock, representing approximately 24.8% of the outstanding Common Stock (including 2,282,000 voting rights from the Preferred Stock and 1,250,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,836,522 shares of Common Stock (including 1,250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 20.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote 4,118,522 shares of Common Stock, representing approximately 24.8% of the outstanding Common Stock (including 2,282,000 voting rights from the Preferred Stock and 1,250,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,836,522 shares of Common Stock (including 1,250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 20.6% of the outstanding Common Stock.



                                  - 29 of 40 -

     By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote 4,118,522 shares of Common Stock, representing approximately 24.8% of the outstanding Common Stock (including 2,282,000 voting rights from the Preferred Stock and 1,250,000 shares issuable upon the exercise of the 1996 Warrants), and may be deemed to have shared power to dispose of 1,836,522 shares of Common Stock (including 1,250,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 20.6% of the outstanding Common Stock.

     Barry Fingerhut has sole power to vote and dispose of 20,000 shares of Common Stock (representing 20,000 shares issuable upon the exercise of the Warrants), representing approximately 0.1% of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote 7,907,826 shares of Common Stock (including 4,564,000 voting rights from Preferred Stock, and 2,500,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 44.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 3,343,826 shares of Common Stock (including 2,500,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 32.8% of the outstanding Common Stock.

     Irwin Lieber has sole power to vote and dispose of 42,000 shares of Common Stock (including 37,000 shares issuable upon the exercise of the Warrants), representing approximately 0.3% of the outstanding Common Stock. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote 7,907,826 shares of Common Stock (including 4,564,000 voting rights from Preferred Stock, and 2,500,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 44.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 3,343,826 shares of Common Stock (including 2,500,000 shares issuable upon the exercise of the 1996 Warrants), representing approximately 32.8% of the outstanding Common Stock.

     Applewood has sole power to vote 3,789,304 shares of Common Stock (representing 2,282,000 voting rights from the Preferred Stock, and 1,250,000 shares of Common Stock issuable upon exercise of the 1996 Warrants), representing approximately 22.8% of the outstanding Common Stock and has sole power to dispose of 1,507,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 16.9% of the outstanding Common Stock.

     AC Corp. may be deemed to have shared power to vote 3,789,304 shares of Common Stock (including 2,282,000 voting rights from the Preferred Stock and 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 22.8% of the outstanding Common Stock), and may be deemed to have shared power to dispose of 1,507,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 16.9% of the outstanding Common Stock.


                                  - 30 of 40 -

     By virtue of being an officer of AC Corp., Seth Lieber may be deemed to have shared power to vote 3,789,304 shares of Common Stock (including 2,282,000 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 22.8% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,507,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 16.9% of the outstanding Common Stock.

     By virtue of being an officer of AC Corp., Jonathan Lieber may be deemed to have shared power to vote 3,789,304 shares of Common Stock (including 2,282,000 voting rights from the Preferred Stock, and 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 22.8% of the outstanding Common Stock and may be deemed to have shared power to dispose of 1,507,304 shares of Common Stock (including 1,250,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 16.9% of the outstanding Common Stock.

     Woodland Partners has sole power to vote 282,560 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock (including 182,560 voting rights from the Preferred Stock, and 100,000 shares issuable upon exercise of the 1996 Warrants), and may be deemed to have shared power to vote 1,430,903 shares of Common Stock (including 456,400 voting rights from the
Preferred Stock, 250,000 shares issuable upon exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 9.1% of the outstanding Common Stock. Woodland Partners has sole power to dispose of 100,000 shares of Common Stock (representing 100,000 shares issuable upon exercise of the 1996 Warrants), representing approximately 1.3% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 974,503 shares of Common Stock (including 250,000 shares issuable upon exercise of the 1996 warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants) representing approximately 12.0% of the outstanding Common Stock.

     By virtue of being a general partner of Woodland partners, a Trustee of the Foundation, and the wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote 1,713,463 shares of Common stock (including 638,960 voting rights from the Preferred Stock, and 350,000 shares issuable upon exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 10.8% of the outstanding Common Stock), and may be deemed to have shared power to dispose of 1,074,503 shares of Common Stock (including 350,000 shares issuable upon exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 30,000 shares issuable upon the exercise of the Warrants), representing approximately 13.0% of the outstanding Common Stock.



                                  - 31 of 40 -

     The Foundation has sole power to vote 123,237 shares of Common Stock (including 20,000 shares issuable upon the exercise of the Warrants), representing approximately 0.8% of the outstanding Common Stock, and may be deemed to have shared power to vote 1,590,226 shares of Common Stock (including 638,960 voting rights from the Preferred Stock, 350,000 shares issuable upon the exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non- Qualified Option, 50,000 shares issuable upon the exercise of the Option and 10,000 shares issuable upon the exercise of the Warrants), representing approximately 10% of the outstanding Common Stock. The Foundation has sole power to dispose of 123,237 shares of common stock (including 20,000 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 1.6% of the outstanding Common Stock, and may be deemed to have shared power to dispose of 951,266 shares of Common stock (including 350,000 shares issuable upon the exercise of the 1996 Warrants, 125,000 shares issuable upon the exercise of the Non-Qualified Option, 50,000 shares issuable upon the exercise of the Option and 10,000 shares issuable upon the exercise of the Warrants), representing approximately 11.6% of the outstanding Common Stock.

     By virtue of being a Trustee of the Foundation, Brian Rubenstein may be deemed to have shared power to vote 123,237 shares of Common Stock (including 20,000 shares issuable upon the exercise of the Warrants), representing 0.8% of the outstanding shares of Common stock and may be deemed to have shared power to dispose of 123,237 shares of Common stock (including 20,000 shares issuable upon the exercise of the Warrants), representing 1.6% of the outstanding Common Stock.

         (c) There were no transactions in any of the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from April 18, 1997 through June 17, 1997, inclusive.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit C - Option Agreement, dated November 12, 1996, between the Issuer and Revwood General Partners.



                                  - 32 of 40 -

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:    June 26, 1997

                                                      SENECA VENTURES

                                                      /s/BARRY RUBENSTEIN
                                                      ----------------------
                                                      Barry Rubenstein,
                                                      A General Partner


                                                      WOODLAND VENTURE FUND

                                                      /s/ BARRY RUBENSTEIN
                                                      ----------------------
                                                      Barry Rubenstein,
                                                      A General Partner


                                                     WOODLAND SERVICES CORP.

                                                      /s/ S/BARRY RUBENSTEIN
                                                      ----------------------
                                                      Barry Rubenstein,
                                                      President


                                                      WOODLAND PARTNERS

                                                      /s/ BARRY RUBENSTEIN
                                                      ----------------------
                                                      Barry Rubenstein,
                                                      A General Partner


                                                      APPLEWOOD ASSOCIATES, L.P.

                                                      /s/ IRWIN LIEBER
                                                      ----------------------
                                                      Irwin Lieber,
                                                      A General Partner


                                                      APPLEWOOD CAPITAL CORP.

                                                      /s/ BARRY RUBENSTEIN
                                                      ----------------------
                                                      Barry Rubenstein,
                                                      President


                                  - 33 of 40 -

                                                     /s/ BARRY RUBENSTEIN
                                                     ----------------------
                                                     Barry Rubenstein


                                                     /s/ BARRY FINGERHUT
                                                     ----------------------
                                                     Barry Fingerhut


                                                     /s/ IRWIN LIEBER
                                                     ----------------------
                                                     Irwin Lieber


                                                     /s/ JONATHAN LIEBER
                                                     ----------------------
                                                     Jonathan Lieber


                                                     /s/ SETH LIEBER
                                                     ----------------------
                                                     Seth Lieber


                                                     /s/ MARILYN RUBENSTEIN
                                                     ----------------------
                                                     Marilyn Rubenstein


                                                     THE MARILYN AND BARRY
                                                     RUBENSTEIN FAMILY
                                                      FOUNDATION


                                                     By: /s/ BARRY RUBENSTEIN
                                                     ---------------------------
                                                     Barry Rubenstein, a Trustee


                                                         *
                                                    ----------------------------
                                                                Brian Rubenstein

* By:   /s/ BARRY RUBENSTEIN
        --------------------
         Barry Rubenstein
         Attorney-in-Fact


                                  - 34 of 40 -
#140074

                     21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                     By:    Sandler Investment Partners, L.P., general partner
                            By:   Sandler Capital Management, general partner
                                  By:   ARH Corp., general partner


                                        By: /s/ ANDREW SANDLER
                                            ---------------------------
                                             Name:
                                            Title:


                     21ST CENTURY COMMUNICATIONS T-E PARTNERS,
                     L.P.

                     By:    Sandler Investment Partners, L.P., general partner
                            By:   Sandler Capital Management, general partner
                                  By:   ARH Corp., general partner


                                        By: /s/ ANDREW SANDLER
                                            ---------------------------
                                             Name:
                                            Title:


                     21ST CENTURY COMMUNICATIONS FOREIGN
                     PARTNERS, L.P.

                     By:    Sandler Investment Partners, L.P., general partner
                            By:   Sandler Capital Management, general partner
                                  By:   ARH Corp., general partner


                                        By: /s/ ANDREW SANDLER
                                            ---------------------------
                                             Name:
                                            Title:


                                  - 35 of 40 -

                                /s/ MICHAEL J. MAROCCO
                                ----------------------------
                                Michael J. Marocco


                                /s/ BARRY LEWIS
                                ----------------------------
                                Barry Lewis


                                /s/ JOHN KORNREICH
                                ----------------------------
                                John Kornreich


                                /s/ HARVEY SANDLER
                                ----------------------------
                                Harvey Sandler


                                /s/ ANDREW SANDLER
                                ----------------------------
                                Andrew Sandler


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 36 of 40 -
#140074

                                                                       Exhibit C

                                ENTERACTIVE, INC.
                              110 West 40th Street
                            New York, New York 10018



Revwood General Partners
c/o Mr. Eli Oxenhorn
56 The Intervale
Roslyn Estates
Roslyn, NY 11576

Gentlemen:

     In connection with certain services you are performing on behalf of Enteractive, Inc. (the "Company") we are pleased to inform you that effective November 4, 1996 the Board of Directors of the Company granted you an option to purchase 400,000 shares (the "Shares") of Common Stock, par value $.01 per share, of the Company, at a price of $2.375 per Share.

     No part of the option is currently exercisable. The option may be exercised at any time on or after August 15, 1997. You must purchase a minimum of 50 Shares or more (but not fractional shares) each time you choose to purchase Shares, except to purchase the remaining Shares available to you. The option will expire, to the extent it is not previously exercised, on November 4, 1999.

     In the case of any reclassification of the Common Stock or any reorganization, consolidation or merger of the Company with or into another corporation (other than a merger or reorganization with respect to which the Company is the continuing corporation and which does to result in any reclassification of the Common Stock), the Board of Directors shall make an appropriate and equitable adjustment in the number and kind of Shares reserved for issuance under the option and in the number and kind of Shares reserved for issuance under the option and in the number and option price of shares subject to the outstanding option granted, to the end that after such event your proportionate interest shall be maintained as immediately before the occurrence of such event.

     The granting and exercise of the option granted hereunder, and the obligation of the Company to sell and deliver Shares under such option, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities as may be required.


                                  - 37 of 40 -

     All certificates for Shares delivered pursuant to the option granted hereunder shall be subject to such stock transfer orders and other restrictions as the Board of Directors may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable Federal or state securities law, and the Board of Directors may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

     Unless at the time of the exercise of this option a registration statement under the Securities act of 1933, as amended (the "Act"), is in effect as to such Shares, any Shares purchased by you upon the exercise of this option shall be acquired for investment and not for sale or distribution, and if the Company so requests, upon any exercise of this option, in whole or in part, you will execute and deliver to the Company a certificate to such effect. The Company shall not be obligated to issue any Shares pursuant to this option if, in the opinion of counsel to the Company, the Shares to be so issued are required to be registered or otherwise qualified under the Act or under any other applicable statute, regulation or ordinance affecting the sale of securities, unless and until such Shares have been so registered or otherwise qualified.

     You understand and acknowledge that, under existing law, unless at the time of the exercise of this option a registration statement under the Act is in effect as to such Shares (i) any Shares purchased by you upon exercise of this option may be required to be held indefinitely unless such Shares are subsequently registered under the Act or an exemption from such registration is available; (ii) any sales of such Shares made in reliance upon rule 144 promulgated under the Act may be made only in accordance with the terms and conditions of that Rule (which, under certain circumstances, restrict the number of shares which may be sold and the manner in which shares may be sold); (iii) in the case of securities to which Rule 144 is not applicable, compliance with Regulations A promulgated under the act or some other disclosure exemption will be required; (iv) certificates for Shares to be issued to you hereunder shall bear a legend to the effect that the Shares have not been registered under the Act and that the Shares may not be sold, hypothecated or otherwise transferred in the absence of an effective registration statement under the Act relating thereto or an opinion of counsel satisfactory to the Company that such registration is not required; (v) the Company will place an appropriate "stop transfer" order with its transfer agent with respect to such Shares; and (vi) the Company has undertaken no obligation to register the Shares or to include the Shares in any registration statement which may be filed by it subsequent to the issuance of the shares to you. In addition, you understand and acknowledge that the Company has no obligation to you to furnish information necessary to enable you to make sales under Rule 144.



                                  - 38 of 40 -

     No member of the Board of Directors, or any officer or employee of the Company acting on behalf of the Board, shall be personally liable for any action, determination, or personally liable for any action, determination, or interpretation taken or make in good faith with respect to the option granted hereunder, and all members of the Board and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

     This option (or installment thereof) is to be exercised by delivering to the Company a written notice of exercise in the form attached hereto as Exhibit A, specifying the number of Shares to be purchased, together with payment of the purchase price of the Shares to be purchased. The purchase price is to be paid in cash or, at the discretion of the Board of Directors, by delivering shares of the Company's stock already owned by you and having a fair market value on the date of exercise equal to the exercise price of the option, or a combination of such shares and cash.

     Would you kindly evidence your acceptance of this option and your agreement to comply with the provisions hereof by executing this letter under the words "Agreed To and Accepted."

                                   Very truly yours,
                                   ENTERACTIVE, INC.


                                   By: /s/ ANDRES GYENES
                                      -----------------------
                                      Andrew Gyenes, Chairman of the
                                      Board and Chief Executive Officer


AGREED TO AND ACCEPTED:

REVWOOD GENERAL PARTNERS

By:  /s/ ELI OXENHORN
     -----------------------
     Eli Oxenhorn



                                  - 39 of 40 -

                                                                       Exhibit A

Enteractive, Inc.
110 West 40th Street
New York, New York   10018

Gentlemen:

     Notice is hereby given of my election to purchase _________ shares of Common Stock, $.01 par value (the "Shares"), of Enteractive, Inc. at a price of $2.375 per Share, pursuant to he provisions of the option granted to me effective on November 4, 1996. Enclosed in payment for the Shares is:

                 / /     my check in the amount of $_________.

                  */ /                              _________ Shares having
                                                    a total value
                                 $_______, such value being based on the
                                 closing price(s) of the Shares on the date hereof.

     The following information is supplied for use in issuing and registering the Shares purchased hereby:

         Number of Certificates
              and Denominations                          ____________________

         Name                                            ____________________

         Address                                         ____________________

                                                         ____________________

                                                         ____________________

         Social Security Number                          ____________________

Dated:  ____________, 19__


                                                     Very truly yours,

                                                         _____________________

*Subject to the approval of the Board of Directors


                                  - 40 of 40 -